UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement

On August 16, 2024, Vision Marine Technologies Inc., a Quebec corporation (the “Company”) entered into a warrant exchange agreement (the “Warrant Exchange Agreement”) with twelve warrant holders (the “Holders”). Pursuant to the Warrant Exchange Agreement, the Company agreed to issue an aggregate of 5,650,284 common shares of the Company no par value per share (the “Exchange Shares”), to the Holders upon the exchange of 2,857,142 warrants to purchase shares of the Company’s common shares (the “Private Warrants”) held by each Holder (the “Exchange”). The Exchange is expected to be consummated on August 20, 2024.

The issuance was made pursuant to the exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (“Securities Act”), as securities exchanged by the Company with an existing security holder where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. The Exchange Shares were issued in exchange for Private Warrants issued on December 21, 2023 in a transaction exempt from registration under Section 4(a)(2) of the Securities Act, and, accordingly, may not be offered, sold, pledged or hypothecated except in compliance with the Securities Act or pursuant to an available exemption therefrom.

On August 20, 2024, the Company issued a press release related to the Exchange and the information described above (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The form of the Warrant Exchange Agreement is attached to this Report on Form 6-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The copy of the Warrant has been included to provide investors and security holders with information regarding its terms. The copy is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the agreement, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the parties.

Unregistered Sales of Equity Securities.

The information set forth under “Entry into a Material Definitive Agreement” above is incorporated herein by reference. The common shares issued pursuant to the Warrant Exchange Agreement were offered and sold pursuant to the exemption from registration provided by Section 3(a)(9) under the Securities Act of 1933, as amended.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported in a Report on Form 6-K filed February 26, 20243, on February 16, 2024, the Company received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the closing bid price of the Company’s common shares remained below the minimum $1.00 per share requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). The Company was provided an initial period of 180 calendar days, or until August 14, 2024, (the “Compliance Period”) to regain compliance with the Bid Price Requirement.

On August 15, 2024, the Company received a staff determination letter (the “Determination Letter”) from the Staff notifying the Company that it had not regained compliance with the Bid Price Requirement by August 14, 2024, and is not eligible for a second 180-day period due to the Company’s failure to comply with the minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market. The Determination Letter has no immediate effect on the listing of the Company’s common shares on the Nasdaq Capital Market.

The Company plans to timely file a hearing request will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel has the authority to grant an extension not to exceed 180 days from the date of the Determination Letter.

Notwithstanding the foregoing, there can be no assurance that the Panel will grant the Company an additional extension period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on The Nasdaq Capital Market.

On August 20, 2024, the Company issued the Press Release related to the Determination Letter and the information described above. A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Regulation FD Disclosure

On August 20, 2024, the Company announced in the Press Release that that the Company will effect a reverse stock split of its outstanding common shares at a ratio of 1-for-15 that will become effective at 11:59 p.m. Eastern Time on August 21, 2024. The Company’s common shares will begin trading on Nasdaq on a split-adjusted basis when the market opens on August 22, 2024 under the existing symbol, VMAR, and under a new CUSIP number, 92840Q103. This reverse stock split is primarily intended to bring the Company into compliance with Nasdaq’s minimum bid price requirement for continued listing.

General

The information contained in this Report on Form 6-K of the Company, except for the press release furnished herewith as Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit Index

Exhibit No.

10.1	Form of Warrant Exchange Agreement, dated as of August 16, 2024.
99.1	Press Release issued by Vision Marine Technologies Inc. on August 20, 2024, to announce the receipt of a Nasdaq Determination Letter dated August 15, 2024, the Reverse Stock Split, and Warrant Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 20, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer